

August 25, 2011

<u>Via E-Mail</u>
Mr. David Zaslav
President and Chief Executive Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, MD 20910

      Re: Discovery Communications, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2011
           Filed February 18, 2011
           Form 10-Q for Fiscal Quarter Ended June 30, 2011
           Filed August 4, 2011
           File No. 1-34177

Dear Mr. Zaslav:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Terry French for

                                    Larry Spirgel
                                    Assistant Director